UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER:  1-11656

A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL GROWTH 401(k) SAVINGS PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

GENERAL GROWTH PROPERTIES, INC.

110 NORTH WACKER DRIVE

CHICAGO, ILLINOIS 60606

(312) 960-5000

GENERAL GROWTH 401(k) SAVINGS PLAN

Note:                   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
General Growth 401(k) Savings Plan:
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of General Growth 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Blackman Kallick, LLP

Chicago, Illinois

June 23, 2011

GENERAL GROWTH 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	December 31,
	2010	2009
ASSETS:
Participant-directed investments:
Registered investment companies	$230,592,518	$195,828,812
Employer stock fund	27,529,765	25,765,026
Vanguard Retirement Savings Trust	44,024,330	44,153,352
Vanguard Brokerage Option	1,380,602	1,465,691
Total participant-directed investments	303,527,215	267,212,881

Receivables:
Notes receivable from participants	5,776,575	4,810,380
Employer contributions	959,592	955,952
Participant contributions	601,315	555,563
Total receivables	7,337,482	6,321,895
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	310,864,697	273,534,776

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,733,595)	(954,514)

NET ASSETS AVAILABLE FOR BENEFITS	$309,131,102	$272,580,262

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

INVESTMENT INCOME:
Dividend income	$5,728,902
Net appreciation in fair value of investments	35,187,577
Gain on sale of HHC common stock	7,407,939
Total investment income	48,324,418

Interest income on notes receivable from participants	264,344

CONTRIBUTIONS:
Participants	14,574,639
Employer	8,824,222
Total contributions	23,398,861
Total investment income and contributions	71,987,623

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Benefit payments	35,384,398
Administrative expenses	89,809
Other, net	(37,424)
Total deductions from net assets	35,436,783

NET INCREASE IN PLAN ASSETS	36,550,840

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	272,580,262
End of year	$309,131,102

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.        Description of Plan and Significant Plan Provisions

The following description of the General Growth 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan, which may be obtained from the Plan Administrator (as defined below), for a more complete description of the Plan’s provisions.

General:  GGP Limited Partnership (the “Company”) is the Plan Sponsor and Plan Administrator.  Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the Plan.  The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide for their retirement.  The Plan is a defined contribution plan covering all full-time and part-time (as defined) employees of the Company and its affiliates and subsidiaries.  Employees are eligible to participate in the Plan on their first day of employment with the Company and/or once the employees attain the age of eighteen.  Certain individuals at locations managed by the Company are either employees of companies not owned or controlled by the Company or are covered by other qualified plans and therefore are not eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the financial statements and schedules presented have been prepared in accordance with the financial reporting requirements of ERISA.

Reorganization under Chapter 11:  On April 16 and April 22, 2009, Old GGP, Inc. (Predecessor), former parent of the Company, and certain of its domestic subsidiaries (collectively “the Debtors”) filed voluntary petitions for relief in the Bankruptcy Court (collectively “the Chapter 11 Cases”).  On August 17, 2010, the Predecessor filed with the Bankruptcy Court its third amended and restated disclosure statement and the plan of reorganization, supplemented on September 30, 2010 and October 21, 2010 for the remaining Debtors in the Chapter 11 Cases. Prior to November 9, 2010 (“the Effective Date”), approximately 262 Debtors had emerged from bankruptcy. On October 21, 2010, the Bankruptcy Court entered an order confirming the reorganization plan.  Pursuant to the reorganization plan, on the Effective Date, the Predecessor merged with a wholly-owned subsidiary of New GGP, Inc. and New GGP, Inc. was re-named General Growth Properties, Inc. (“GGP”).  Also pursuant to the reorganization plan, prepetition creditor claims were satisfied in full and equity holders received newly issued common stock in GGP and in The Howard Hughes Corporation, a newly formed real estate company (“HHC”).

Sale of HHC common stock and formation of the HHC 401(k) savings plan:  Pursuant to the reorganization plan, each holder of a share of GGP common stock was issued .098344 of a share of HHC common stock.  Subsequent to the Effective Date, the HHC common stock that was issued as a part of the reorganization plan was sold resulting in a gain on sale of HHC common stock of $7.4 million in 2010.

Additionally, pursuant to the reorganization plan and formation of HHC, a new 401(k) savings plan for HHC employees was created effective on January 1, 2011.  The funds for HHC employees with account balances in the Plan were transferred to the HHC 401(k) savings plan in the amount of $8.7 million on January 13, 2011 and $2.2 million on February 7, 2011.

Contributions:  Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 50% of gross earnings, as defined.  The Internal Revenue Code (“IRC”) imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year.  For 2010, a participant’s before-tax contribution was generally limited to $16,500. Also for 2010, participants age 50 and over were eligible to contribute a before-tax catch-up contribution of up to $5,500.  Participants may also designate all or part of their Plan contributions as Roth 401(k) contributions, which are after-tax contributions. The Company adds to a participant’s account through a matching contribution up to 5% of the participant’s annual earnings contributed to the Plan.  The Company

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

will match 100% of the first 4% of earnings contributed by each participant and 50% of the next 2% of earnings contributed by each participant.

Participant accounts:  Separate accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, rollover deposits and allocations of the Company’s contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances as defined in the Plan.  The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s vested account.  Participants designate which investment option or combination of options in which their contributions and the Company’s matching contributions are to be invested.

At December 31, 2010, the Plan offered the following investment options:

•                  Twenty-four registered investment companies which offer investments in stocks, bonds and cash-equivalents;

•                  Common stock of the Company, a publicly-traded real estate investment trust (“Employer Stock Fund”), subject to certain limitations as discussed below; and

•                  Vanguard Retirement Savings Trust, a collective investment trust, which invests primarily in investment contracts issued by insurance companies, banks or other financial institutions.

On December 1, 2008, the Vanguard Brokerage Option was closed to new contributions.  Contributions made to the Vanguard Brokerage Option prior to December 1, 2008 may remain invested therein.

On April 21, 2009, the Employee Stock Fund was closed to all new contributions.  Contributions made to the Employee Stock Fund prior to April 21, 2009 may remain invested therein.

Notes receivable from participants: Participants may borrow against their account, subject to certain administrative rules.  The minimum loan that will be made is $1,000 and the total of any individual participant’s loan or loans may never exceed the lesser of 50% of the participant’s total vested account balance or $50,000.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. The term of a loan may not exceed five years, unless the loan qualifies as a primary residence loan, in which case the term may not exceed 20 years.  Principal and interest are due each pay period.  Participant loans are due and payable within 90 days upon termination of employment.

Vesting:  Employee and employer contributions for contributions made on or after January 1, 1998 vest immediately.

Termination:  Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA.  Upon a complete or partial termination of the Plan, all affected participant’s benefits will be distributable to the participant or the participant’s beneficiary.

Payment of benefits:  Upon termination of service due to death, disability, retirement on or after attaining the Plan’s normal retirement age of 60, or termination of employment, the balances in the participant’s separate accounts may be paid in lump sum to the participant, or in the event of death, the participant’s beneficiary. Prior to termination of service, a participant may withdraw contributions by claiming hardship,

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

as defined by the Plan.  GGP stock will be distributed in cash or stock, as elected by the Participant.  All other distributions will be made in cash.

Terminated participants’ vested account balances less than $5,000 and greater than $1,000 will be transferred into an eligible retirement plan, unless the participant elects to receive the distribution directly or to have the distribution paid directly to an eligible retirement plan specified by the participant.  For participant account balances of $1,000 or less, lump sum cash distributions will be made.

NOTE 2.        Summary of Significant Accounting Policies

Basis of accounting:  The financial statements were prepared using the accrual method of accounting.

Use of estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods.  Actual results could differ from these estimates.

Valuation of investments:  The Plan’s investments are stated at fair value.  Units of the Vanguard Retirement Savings Trust (“VRST”), a common collective trust which invests primarily in investment contracts, are valued at fair value and then adjusted to contract value.  Contract value is calculated as the sum of the principal balance plus accrued interest.  Both the fair value of the Plan’s investment in the VRST and the adjustment to contract value is reflected on the Statements of Net Assets Available for Benefits.  Refer to Note 3 Fair Value Measurements for disclosure regarding the valuation methodologies used to measure fair value of the Plan’s participant-directed investments.

As of January 1, 2010, the Plan retroactively adopted guidance that requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  All periods presented reflect the necessary retrospective changes.

Investment transactions:  Investment income is allocated and recorded daily to the participants’ accounts.  Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividends are recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Administrative expenses:  All administrative expenses result in a deduction from participants’ accounts.

Payment of benefits:  Benefit payments to participants are recorded upon distribution.  There were no benefits payable at December 31, 2010 or 2009.

NOTE 3.  Fair Value Measurements

The Plan measures its financial assets and liabilities at fair value on a recurring basis in accordance with generally accepted accounting principles related to fair value.  The fair value measurement guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•                  Level 1 - defined as observable inputs such as quoted prices in active markets;

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

•                  Level 2 - defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•                  Level 3 - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Effective January 1, 2010, the Plan adopted new guidance that requires the Plan to report significant transfers between Level 1 and Level 2 and the reasons for those transfers, as well as disclosing the reasons for transfers in or out of Level 3. Additionally, the guidance requires the Plan to clarify existing disclosure requirements about the level of disaggregation and inputs and valuation techniques. The adoption of this guidance did not have an impact on the Plan’s financial statements. The new guidance also requires the reconciliation of changes in Level 3 fair value measurements to present purchases, sales and settlements separately on a gross basis rather than as a net amount, effective for fiscal years beginning after December 15, 2010. The Company does not expect the adoption of the guidance for Level 3 activity to have a significant impact on its financial statements.

The valuation methodologies used for assets measured at fair value are as follows:

•                  Short-term money market and registered investment companies - Shares in these funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

•                  Common collective trust — The Plan’s investment in the VRST is valued at the Net Asset Value (NAV) per unit as determined by the trustee.  Such NAV is based on the value of the underlying assets and liabilities of the trust.  The investment objective of the VRST is to preserve principal and provide a stable return over the life of the investment.  Participants may transfer funds in and out of the trust without any prohibitive restrictions.

•                  Fixed income securities and equity securities - Fixed income securities in the Vanguard Brokerage Option are valued using the last quoted bid price.  Equity securities in the Vanguard Brokerage Option are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices.

•                  Employer Stock Fund — The Employer Stock Fund is valued using the year-end market price of GGP common stock plus the uninvested cash held in the fund.

The following table summarizes the Plan’s financial assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2010 and 2009:

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	Fair Value Measurements
	At December 31, 2010
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2010

Short-term money market	$920,623	$—	$—	$920,623
Common collective trust (stable value)	—	44,024,330	—	44,024,330
Registered investment companies:
Target retirement funds	70,403,670	—	—	70,403,670
Fixed income	27,202,814	—	—	27,202,814
Domestic stock funds	105,814,595	—	—	105,814,595
International equity	23,429,793	—	—	23,429,793
Other	3,741,646	—	—	3,741,646
Fixed income securities	102,558	—	—	102,558
Equity securities	357,421	—	—	357,421
Employer Stock Fund	27,529,765	—	—	27,529,765
Total Investments - Fair Value	$259,502,885	$44,024,330	$—	$303,527,215

	Fair Value Measurements
	At December 31, 2009
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2009

Cash	$(26)	$—	$—	$(26)
Short-term money market	573,746	—	—	573,746
Common collective trust (stable value)	—	44,153,352	—	44,153,352
Registered investment companies:
Target retirement funds	57,360,687	—	—	57,360,687
Fixed income	23,853,404	—	—	23,853,404
Domestic Stock Funds	89,547,552	—	—	89,547,552
International equity	22,919,854	—	—	22,919,854
Other	2,157,728	—	—	2,157,728
Fixed income securities	117,611	—	—	117,611
Equity securities	763,947	—	—	763,947
Employer Stock Fund	25,765,026	—	—	25,765,026
Total Investments - Fair Value	$223,059,529	$44,153,352	$—	$267,212,881

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4.        Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
Description of Investment	2010	2009

Vanguard Retirement Savings Trust (at contract value)	$42,290,735	$43,198,838
GGP Common Stock	27,529,765	25,765,026
Vanguard Intermediate-Term Bond Index Fund Investor Shares	27,202,814	23,853,404
Vanguard 500 Index Fund Investor Shares	24,764,072	22,672,561
American Funds Euro Pacific Growth Fund; R-4 Shares	23,429,793	22,919,854
Vanguard Target Retirement 2025 Fund	22,518,971	19,139,804
Royce Total Return Fund Service	17,825,100	15,673,059
Artisan Mid Cap Fund; Investor Shares	16,234,165	11,541,995

During 2010, the Plan’s investments (including net gains and losses on investments bought and sold, as well as held during the year) increased in value as follows:

Registered investment companies	$26,879,622
Employer Stock Fund	8,241,211
Vanguard Brokerage Option, net	66,744
Net appreciation in fair value of investments	$35,187,577

NOTE 5.        Income Tax Status

The Plan received its latest determination letter on February 10, 2006, applicable for Plan amendments effective on May 1, 2002; December 31, 2002; January 1, 2003 and January 1, 2004, in which the Internal Revenue Service (the “IRS”) stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Management does not believe that any Plan amendments made subsequent to January 1, 2004 affect the qualification of the Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 6.        Risks and Uncertainties

The Plan provides for investment in various investment securities.  The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investments in the near term would materially affect

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 7.        Exempt Party-In-Interest Transactions

During the year ended December 31, 2008, the Plan allowed participants to invest in GGP common stock through the Employee Stock Fund.  As of April 21, 2009, the Employee Stock Fund was closed to new contributions.  Contributions made to the Employee Stock Fund prior to April 21, 2009 may remain invested therein.

The Plan invests in shares of registered investment companies managed by an affiliate of VFTC.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.  Fees incurred by the Plan for investment management services were included as a reduction of the return earned on each fund.  Administrative fees paid by participants, which reduced Plan net assets, were $89,809, in 2010.

NOTE 8.        Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$309,131,102	$272,580,262
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,733,595	954,514
Net assets available for benefits per the Form 5500	$310,864,697	$273,534,776

The following is a reconciliation of net increase in Plan assets:

Year Ended
December 31, 2010
Net increase in Plan assets per the financial statements	$36,550,840
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	779,081
Net income per the Form 5500	$37,329,921

GENERAL GROWTH 401(k) SAVINGS PLAN

SUPPLEMENTAL SCHEDULES

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

E.I.N. 41-1746121 Plan Number 002

Identity of Issue		Description of Investment	Fair Value
Registered Investment Companies:
*	American Funds Euro Pacific Growth Fund; R-4 Shares	Registered Investment Company	$23,429,793
*	American Funds Growth Fund of America; R-4 Class	Registered Investment Company	13,742,369
*	Artisan Mid Cap Fund; Investor Shares	Registered Investment Company	16,234,165
*	Davis New York Venture Fund, Inc. - Class A Shares	Registered Investment Company	8,467,822
*	Lord Abbett Mid Cap Value Fund; Class A Shares	Registered Investment Company	6,108,832
*	Royce Total Return Fund Service	Registered Investment Company	17,825,100
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	24,764,072
*	Vanguard Explorer Fund Investor Shares	Registered Investment Company	7,474,127
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	11,198,108
*	Vanguard Intermediate-Term Bond Index Fund Investor Shares	Registered Investment Company	27,202,814
*	Vanguard Prime Money Market Fund	Registered Investment Company	41,341
*	Vanguard REIT Index Fund Investor Shares	Registered Investment Company	3,700,306
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	997,165
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	1,987,419
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	13,286,821
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	4,992,532
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	22,518,971
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	3,303,715
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	11,358,866
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	2,043,537
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	6,713,167
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	1,282,439
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	56
*	Vanguard Target Retirement Income	Registered Investment Company	1,918,981
			230,592,518

*	GGP Common Stock	Employer Stock Fund	27,529,765

*	Vanguard Retirement Savings Trust	Common/Collective Trust	44,024,330

*	VGI Brokerage Option	Vanguard Brokerage Option	1,380,602

*	Loan Fund	4.25% - 10.5%	5,776,575
	Total		$309,303,790

* Party in Interest

See report of independent registered public accounting firm regarding supplemental information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL GROWTH 401(k) SAVINGS PLAN

By: GENERAL GROWTH PROPERTIES LP,
as Administrator

June 23, 2011	/s/ Catherine C. Hollowell
By: Catherine C. Hollowell
SVP, Human Resources

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION
23.1	Consent of Blackman Kallick, LLP